U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: October 14, 2022

Gratus Capital Properties Fund III, LLC
(the “Company”)

Delaware

(State of other jurisdiction of incorporation or organization)

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

As of October 14, 2022, Gratus Capital Properties Fund III, LLC (the “Company”) has accepted a total of $4,656,407.60 worth of subscriptions in the Company and issued 465,640 units to investors.

Investment in Current33 Apartments

On October 12, 2022 the Company invested in Current33 Apartments I, LLC, a Minnesota limited liability company (“Current33 Apartments”), which is developing and will operate a multifamily apartment building totaling 106 units, to be located 255 33rd St W, Hastings, MN 55033. Construction of the Current33 Apartments is expected to be completed around fall 2023. The company purchased a 51% interest in Current33 Apartments for $3,735,600.00. The Company borrowed $3,3735,600 from the Manager under its line of credit agreement, which it amended and restated to allow the Company to borrow up to $50,000,000, and now has a current outstanding balance of $6,103,224.23 as of October 14, 2022. Under this line of credit, the Company will pay the Manager (7.89%) simple interest, calculated as the coupon rate on a U.S. 10-year treasury + five percent (5%). This interest rate will be readjusted semi-annually on July 1 and January 1 and is capped at 10%. The Company currently intends to pay off this advance as funds are raised but may instead to defer payment in order to take advantage of other investment opportunities.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

3